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SEC Mail Processing
Washington, DC

SEC FILE NUMBER
8-49140

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HMC Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 Third Avenue North, Suite 600
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert M. Spiller, SVP & CAO	205-987-5664	bspiller@harbert.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Rd. #200	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

May 17, 2005	PCAOB# 2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Spiller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HMC Investments, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIA G. YOUNG NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature: Robert M. Spiller

Title: SVP & CAO

Julia G. Young

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HMC Investments, LLC

Statement of Financial Position
Pursuant to SEC Rule 17a-5
December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

HMC Investments, LLC
Index
December 31, 2023

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
HMC Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HMC Investments, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of HMC Investments, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HMC Investments, LLC's management. Our responsibility is to express an opinion on HMC Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HMC Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as HMC Investments, LLC's auditor since 2014.

Birmingham, AL

February 26, 2024

HMC Investments, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents, including restricted cash	$	3,958,239
Accounts receivable from affiliates		5,559
Accounts receivable from parent		119,784
Prepaid assets		105,922
State tax receivable		60
Fixed assets, net		19,371
Total assets	$	4,208,935
Liabilities and Stockholder's Equity		
Accounts payable to related parties	$	250
Accrued liabilities		2,371,458
Total liabilities		2,371,708
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		164,000
Retained earnings		1,672,227
		1,837,227
Total liabilities and stockholder's equity	$	4,208,935

The accompanying notes are an integral part of this statement of financial condition.

1. General

HMC Investments, LLC (the Company), a wholly owned subsidiary of Harbert Management Corporation (HMC) (parent), was incorporated on February 1, 1996, as HMC Investments, Inc. for the purpose of being a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective November 30, 2023, HMC Investments, Inc. converted to HMC Investments, LLC. The Company assists HMC and its affiliates in the marketing of HMC sponsored unregistered investment funds under Regulation D and serving as an "in-house" placement agent in the United States for interests in investment funds. The Company relied on Footnote 74 of the SEC Release No. 34-70073 for the year ended December 31, 2023. The Company does not hold customer monies or securities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are presented under the accrual basis of accounting.

Cash
The Company considers cash and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2023, the Company does not hold any such debt instruments. During 2023, the Company entered into a cash sweep agreement for its cash balance held at its bank. Under the cash sweep agreement, the cash balance bears interest on the cash balance at rate 60 basis points less than the Fed Fund's Rate. As of December 31, 2023, the effective interest rate was 4.9%. The sweep cash balance is available on demand.

Restricted Cash
Restricted cash represents funds held on deposit with FINRA. The funds will be used for future costs associated with maintaining the Company's FINRA license.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method. Computers and equipment and furniture and fixtures are depreciated over their estimated useful lives, which range from 3 to 7 years. Leasehold improvements are amortized over their estimated useful life, or the remaining lease term, whichever is shorter. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Accounting for Income Taxes
On November 30, 2023, the Company converted from a corporation to an LLC. At the effective date of conversion, the Company calculated a tax provision to determine the current and deferred income taxes allocated to the Company prior to conversion.

The Company is included in the consolidated federal and certain state income tax returns of its parent, HMC. Prior to the conversion of the Company from a corporation to an LLC, the consolidated income taxes were allocated to the Corporation under a Tax Allocation Agreement based on its

contribution to the consolidated tax provision or benefit. If the Company generates current operating income, the current tax expense obligation was settled through intercompany payment with HMC.

At the time of conversion, the Company elected to be taxed as a disregarded entity in accordance with Accounting Standards Codification (ASC) 740-10-30, *Accounting for Income Taxes*; therefore, will be taxed on a consolidated basis at the parent level. After conversion, no current or deferred income taxes are to be recognized. The 2023 partial year tax provision, along with Company's deferred tax assets and liabilities in the amount of approximately $214,000 were settled subsequent to year-end through the intercompany payment and are recognized as an accounts receivable from parent as of the balance sheet date.

Compensated Absences
The Company's employees accumulate vacation and sick leave at varying rates depending upon their years of continuous service, subject to maximum limitations. Upon termination of employment, employees are paid all unused accrued vacation. Included in accrued liabilities on the statement of financial condition is an accrual of approximately $130,000 as of December 31, 2023 for accrued vacation pay. No such accrual is recognized for sick leave benefits because no terminal cash benefit is available to employees for accumulated sick leave.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company maintains cash accounts with one large financial institution. At times, such amounts may exceed the Federal Deposit Insurance Corporation insured limit of $250,000. The Company believes that no significant concentration of credit risk exists with respect to its cash accounts. The Company has not and does not expect to experience any loss regarding these cash accounts.

The Company earns revenue for services provided under a placement agent agreement. During 2023, the Company derived 100% of its revenue from this agreement.

Commitments and Contingencies
The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

Subsequent Events
Subsequent events have been evaluated through February 26, 2024, which represents the date that these financials were available to be issued.

Accounts Receivable from Affiliates and Parent
As of December 31, 2023, the Company's accounts receivable consists of amounts due from related parties and are fully collectible.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,580,112 which was $1,421,998 in excess of the minimum requirement of $158,114.

4. Placement Agent and Shared Services Agreements

The Company acts as the placement agent for the private placement of interests of the investment funds to qualified investors under an agreement with affiliated entities HFA and various HMC sponsored unregistered investment funds under Regulation D. In consideration for the services provided by the Company, HFA pays the Company an annual fee as outlined in the agreement. The agreement will continue in effect for successive one year periods unless the Company or HFA terminate the agreement upon providing a 45 day written notice to other parties (ie. investment funds) to the agreement.

Effective June 1, 2008, the Company entered into a shared services agreement with HMC. This agreement, amended on August 4, 2008, and June 1, 2009, allows for HMC to provide certain administrative services to the Company and the Company will reimburse HMC for the estimated value of these services.

5. Fixed Assets

Fixed assets consist of the following as of December 31, 2023:

Computers and equipment	$ 217,072
Furniture and fixtures	79,382
	296,454
Less: Accumulated depreciation and amortization	(277,083)
	$ 19,371

6. Related Party Transactions

The Company has a facilities agreement with HMC and incurs office rent expense related to various operating leases under this agreement. HMC is obligated under the terms of the various leases until 2028. The Company portion of the rent expense is at the discretion of HMC.

HMC leases certain property and office space under an operating lease agreement in Atlanta, GA. This office space is primarily used by the Company's employees, and therefore, the Company incurs its share of the related office rent expense.

See Note 4 for disclosures regarding other agreements with affiliated entities.